Exhibit (a)(5)(C)



FOR IMMEDIATE RELEASE
For Further Information
Contact:  Angela D. Toppi
Executive Vice President & CFO
203/853-4321
atoppi@trans-lux.com


   TRANS-LUX ANNOUNCES COMPLETION OF EXCHANGE OFFER FOR ITS
   8 1/4% LIMITED CONVERTIBLE SENIOR SUBORDINATED NOTES DUE 2012

NORWALK, CT, March 16, 2007 - Trans-Lux Corporation (AMEX:TLX), a leading supplier of programmable electronic information displays and owner/operator of cinemas, today announced that its Exchange Offer, which commenced February 14, 2007, pursuant to which Trans-Lux Corporation (the "Company") was offering to exchange (the "Exchange Offer") 133 shares of its Common Stock for each $1,000 principal amount of its 8 1/4% Limited Convertible Senior Subordinated Notes due 2012 (the "Notes") and expired on March 15, 2007 was successful as it received $7,829,000 principal amount of the Notes, for which it will issue 1,041,257 shares of its Common Stock. Shares were being offered under this Exchange Offer at a price equivalent to approximately $7.52 per share, which was lower than the original $9.00 conversion price of the Notes, which conversion right expired March 1, 2007. The offer was for up to $9,000,000 principal amount, or approximately 50% of the $17,958,000 principal amount outstanding of the Notes. A total of $10,129,000 of the Notes remains outstanding.

About Trans-Lux
Trans-Lux is a full-service, worldwide provider of integrated electronic display solutions for today's communications environments. Incorporated in 1920, Trans-Lux specializes in the design, manufacture, installation and service of large-scale indoor and outdoor LED electronic display systems for applications in the financial, banking, gaming, corporate, retail, transportation, entertainment and sports industries. Trans-Lux offers unique control systems as well as content through its partnerships with key data suppliers in the markets the Company serves. Trans-Lux has display equipment installed at thousands of locations around the world, including the world's major financial exchanges. In addition to its display business, the Company owns and operates a chain of motion picture theatres in the western Mountain States. For more information, please visit our website at www.trans-lux.com.

                                             ###